Exhibit 99.1

Tiziana Life Sciences Regains Compliance with Nasdaq Listing Minimum Bid Price Rule

NEW YORK, March 14, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that it has received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department informing the Company that it has regained compliance with the Nasdaq listing minimum bid price requirement for continued listing on the Nasdaq Capital Market exchange.

Tiziana was previously notified by Nasdaq on January 29, 2025 that it was not in compliance with the minimum bid-price listing rule (under Rule 5550(a)(2)) because its common stock failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. To regain compliance, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least ten consecutive trading days which was met on March 12, 2025. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed. The Company’s securities will continue to be listed and traded on The Nasdaq Stock Market.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

1	https://www.pnas.org/doi/10.1073/pnas.2220272120
2	https://www.pnas.org/doi/10.1073/pnas.2309221120